Exhibit 12.1
JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Three Months Ended
	March 31,
	2009	2008
Earnings:
Income (loss) before income taxes	$20	$(16)
Less: capitalized interest	(2)	(14)
Add: fixed charges	76	88
Amortization of capitalized interest	—	—

Adjusted earnings	$94	$58

Fixed charges:
Interest expense	$47	$57
Amortization of debt costs	2	2
Rent expense representative of interest	27	29

Total fixed charges	$76	$88

Ratio of earnings to fixed charges (1)	1.24	—

(1)	Earnings were inadequate to cover fixed charges by $30 million for the three months ended March 31, 2008.

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